                                                                   EXHIBIT T3E.6

                      [Silverleaf Resorts Inc. Letterhead]



March 15, 2002



Dear Noteholder:

         Silverleaf Resorts, Inc. ("Silverleaf" or the "Company") has approved a restructuring plan (the "Restructuring Plan") the completion of which is expected to allow the Company to obtain needed financing to continue its operations. The attached Offer to Exchange and Solicitation of Consents (the "Offer to Exchange") explains the transaction and tender/consent process in detail, and I encourage you to review these materials thoroughly and to carefully consider supporting the Restructuring Plan.


         The Restructuring Plan has been formulated by the Company after an extensive review and pursuit of various strategic alternatives. Since March 2001, the Company has explored with the help of its financial advisors, among other things, the possibility of a sale of the Company and/or its assets as well as reorganizing under a court-supervised process. The Company has also explored possible strategic alliances with third parties, and financing sources.

         The Board of Directors has carefully considered the terms of the Restructuring Plan and believes that it is the best alternative for improving the Company's balance sheet, providing needed financing for its operations, and avoiding the immediate prospect of a court supervised reorganization process.

         The Restructuring Plan is comprised of three principal components, each of which must be implemented in order to consummate the Restructuring Plan. The components are:

         o completing the Offer to Exchange and Solicitation of Consents regarding the Company's outstanding 10.5% Senior Subordinated Notes due 2008 (the "Old Notes"), which is conditioned upon an 80% minimum acceptance level;

         o amending a $100 million off-balance sheet facility through Deutsche Zentral - Genossenschaftsbank ("DZ Bank"), which DZ Bank has committed to do upon completion of the Exchange Offer; and

         o amending senior credit facilities with Textron Financial Corporation, Sovereign Bank, F.S.B., Heller Financial, Inc. and Credit Suisse First Boston Mortgage Capital LLC (the "Senior Lenders"), which the Senior Lenders have committed to do upon completion of the Exchange Offer.

         For each $1,000 principal amount of the Old Notes, the Company is offering to exchange:

         o $500 principal amount of Senior Subordinated Notes due 2007 (the "Exchange Notes"), which will bear interest at a rate (determined by the acceptance level of the exchange offer by the pricing date) ranging from a minimum of 5% (at 80% - 81.99% acceptance) to a maximum of 8% (at 98% - 100% acceptance);

         o a number of shares of Common Stock, representing in aggregate 65% of the Common Stock to be outstanding after the exchange offer, which shall be allocated pro rata among the exchanging holders;

         Exchanging holders are also being offered:

         o a partial interest payment which shall be equal to a pro rata share of the difference between (a) the amount of the interest on 20% of the Old Notes that the Company would be required to pay to cure the default thereon, and (b) the amount of interest that will be actually paid to non-exchanging holders of the Old Notes.

         o an additional interest payment in an amount equal to the amount of interest that would have accrued from October 1, 2001 through the date before the consummation of the Exchange Offer had the Exchange Notes been issued on October 1, 2001.

         Both of the above interest payments will represent a partial payment of interest accruing on the Old Notes.

         By accepting the Offer to Exchange, you will be consenting, among other things, to:

         o amending the Old Indenture to remove substantially all restrictive covenants and certain other provisions, including those which restrict the Company's and its Restricted Subsidiaries' ability to incur additional indebtedness, to make investments in its subsidiaries or other entities, to pay dividends or make any other distributions with respect to its capital stock, to grant liens on its properties, and to enter into sale/leaseback transactions;

         o rescinding the acceleration of the principal of the Old Notes that occurred on May 22, 2001 as a result of the Company's inability to pay the April 1, 2001 interest payment;

         o        waiving all existing defaults under the Old Notes or the Old
                  Indenture;

         o releasing the Company, its officers, directors, and affiliates from claims arising before the consummation of the exchange offer; and

         o approving the terms and conditions of the Exchange Notes and the new indenture under which the Exchange Notes will be issued.

         As part of the Restructuring Plan, the Company has negotiated amendments with the Senior Lenders and DZ Bank which, if implemented, would provide the Company continued use of certain revolving credit facilities to fund its operations. If the Company is unable to complete the Restructuring Plan, it will not have sufficient liquidity to pay its principal and interest payments due under its secured credit facilities or the Old Notes and may be forced to seek immediate protection from its creditors through a court-supervised process.

         SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH THE RESTRUCTURING PLAN.

         THE OFFER TO EXCHANGE WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON APRIL 12, 2002, UNLESS THE OFFER IS EXTENDED BY THE COMPANY IN ITS SOLE DISCRETION.

         Noteholders should carefully read the Offer to Exchange in its entirety.



                                           Sincerely,




                                           /s/ Robert E. Mead
                                           Chairman and Chief Executive Officer
                                           Silverleaf Resorts, Inc.